Exhibit 99.2

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1) In March 2020, the World Health Organization declared a COVID-19 pandemic. The pandemic and the measures implemented to deal with it are having significant impacts, in particular on the Québec government’s financial situation.

The Monthly Report on Financial Transactions at March 31, 2022, will be published on June 30, 2022.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	February			April to February
	2021	2022	Change	2020-2021	2021-2022	Change	Change (%)
Own-source revenue	8 706	10 098	1 392	82 436	98 019	15 583	18.9
Federal transfers	2 483	2 240	–243	26 350	25 817	–533	–2.0
Consolidated revenue	11 189	12 338	1 149	108 786	123 836	15 050	13.8
Portfolio expenditures(2)	–9 928	–10 137	–209	–104 141	–109 007	–4 866	4.7
Debt service	–740	–721	19	–6 814	–7 804	–990	14.5
Consolidated expenditure	–10 668	–10 858	–190	–110 955	–116 811	–5 856	5.3
SURPLUS (DEFICIT)(3)	521	1 480	959	–2 169	7 025	9 194	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–333	–266	67	–2 912	–3 085	–173	—
BUDGETARY BALANCE(4)	188	1 214	1 026	–5 081	3 940	9 021	—

CHANGE IN THE BUDGETARY BALANCE IN 2021-2022

According to the data presented in the Québec Budget Plan – March 2022, a budgetary deficit of $7.4 billion was expected for 2021-2022, before use of the stabilization reserve.

Based on available information, a one-time upward revision of $2.8 billion in the budgetary balance is expected for 2021-2022, bringing the deficit to $4.6 billion.

This revision is due to the increase in own-source revenues excluding those of government enterprises, primarily personal and corporate income taxes.

  In particular, the situation of Québec businesses was more favourable than expected when the March 2022 budget was prepared. Similarly, payroll deductions paid by employers were higher than expected.

  In addition, the sharp increase in inflation since the beginning of 2022 has had an upward impact on overall tax revenues.

  The $2.8-billion increase is a preliminary estimate. Additional information on tax revenues is forthcoming, particularly with respect to the processing of personal income tax returns.

Preliminary results for the year 2021-2022 will be presented in the Monthly Report on Financial Transactions at March 31, 2022.

CHANGE IN THE BUDGETARY BALANCE IN 2021-2022
(millions of dollars)
2021-2022
BUDGETARY BALANCE BEFORE THE USE OF THE STABILIZATION RESERVE(3) – MARCH 2022 BUDGET	–7 354
NEW INFORMATION SINCE MARCH 2022 BUDGET
– Personal income tax	1 165
– Corporate taxes	1 115
– Contributions for health services	275
– Other revenue	245
Subtotal	2 800
BUDGETARY BALANCE BEFORE THE USE OF THE STABILIZATION RESERVE	–4 554
Use of the stabilization reserve	1 221
BUDGETARY BALANCE(4) – UPDATE OF THE ANNUAL ESTIMATE	–3 333

Other own-source revenue increased by $1.7 billion (12.9%) to $15.1 billion, due to:

  a $1.3-billion increase (32.1%) in duties and permits, owing mainly to the increase in mining revenues resulting from sustained metal prices in markets since 2020 and to the increase in revenues collected under Québec’s cap-and-trade system for greenhouse gas emission allowances;

  a $428-million increase (4.6%) in miscellaneous revenue, owing in particular to higher revenues from the sale of goods and services due to the easing of lockdown measures related to the COVID-19 pandemic compared to the same period in 2020-2021.

Revenue from government enterprises increased by $1.5 billion (41.9%) to $5.2 billion. This increase is mainly attributable to the impact of COVID-19 on the results of government enterprises in 2020-2021, particularly those of Hydro-Québec and Loto-Québec.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	February			April to February
	2021	2022	Change	2020-2021	2021-2022	Change	Change (%)
Income and property taxes
Personal income tax	3 059	3 223	164	31 818	35 829	4 011	12.6
Contributions for health services	507	644	137	5 708	6 705	997	17.5
Corporate taxes	1 469	2 236	767	7 468	11 343	3 875	51.9
School property tax	88	92	4	1 070	990	–80	–7.5
Consumption taxes	1 511	1 665	154	19 301	22 816	3 515	18.2
Tax revenue	6 634	7 860	1 226	65 365	77 683	12 318	18.8
Duties and permits	528	730	202	4 034	5 327	1 293	32.1
Miscellaneous revenue	915	859	–56	9 355	9 783	428	4.6
Other own-source revenue	1 443	1 589	146	13 389	15 110	1 721	12.9
Total own-source revenue excluding revenue from government enterprises	8 077	9 449	1 372	78 754	92 793	14 039	17.8
Revenue from government enterprises	629	649	20	3 682	5 226	1 544	41.9
TOTAL	8 706	10 098	1 392	82 436	98 019	15 583	18.9

Revenue from other programs decreased by $1.5 billion (23.6%) to $5.0 billion.

  This decrease is due in part to one-time transfers in 2020-2021 related to the Safe Restart Agreement, of which $2.3 billion had been recorded as at February 28, 2021.

  It is partially offset by the transfer resulting from the Asymmetrical Agreement on Childcare that will total $660 million as at March 31, 2022, of which $605 million has been recorded as at February 28, 2022.

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	February			April to February
	2021	2022	Change	2020-2021	2021-2022	Change	Change (%)
Equalization	1 104	1 093	–11	12 148	12 025	–123	–1.0
Health transfers	567	671	104	6 233	7 378	1 145	18.4
Transfers for post-secondary education and other social programs	133	131	–2	1 458	1 439	–19	–1.3
Other programs	679	345	–334	6 511	4 975	–1 536	–23.6
TOTAL	2 483	2 240	–243	26 350	25 817	–533	–2.0

Expenditure in the Éducation portfolio increased by $986 million (6.6%) to $15.8 billion. This increase is explained, in particular, by the reopening of educational institutions, which were temporarily closed in the spring of 2020 due to the COVID-19 pandemic.

Expenditure in the Enseignement supérieur portfolio increased by $368 million (4.8%) to $8.0 billion. This growth is due in part to the resumption of some activities that were limited in 2020-2021 in higher education institutions.

Expenditure in other portfolios increased by $407 million (1.2%) to $33.5 billion, due in particular to:

  a $680-million increase in expenditure in the Travail, Emploi et Solidarité sociale portfolio, mainly due to the implementation of the extraordinary cost of living allowance announced in the Update on Québec’s Economic and Financial Situation – Fall 2021;

  a $332-million increase in expenditure in the Famille portfolio, mainly due to the increase in the refundable tax credit for childcare expenses announced in the Update on Québec’s Economic and Financial Situation – Fall 2021;

  a $584-million decrease in expenditure in the Affaires municipales et Habitation portfolio, mainly due to one-time financial assistance in 2020-2021 under the Safe Restart Agreement to support municipalities in the context of the pandemic.

Debt service expenditure increased by $990 million (14.5%) to $7.8 billion. This increase is mainly due to the rise in interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(5)
(unaudited data, millions of dollars)
	February				April to February
	2021	(6)	2022	Change	2020-2021	(6)	2021-2022	Change	Change (%)
Santé et Services sociaux	4 732		4 665	–67	48 564		51 669	3 105	6.4
Éducation	1 577		1 636	59	14 856		15 842	986	6.6
Enseignement supérieur	737		790	53	7 668		8 036	368	4.8
Other portfolios(7)	2 882		3 046	164	33 053		33 460	407	1.2
Portfolio expenditures	9 928		10 137	209	104 141		109 007	4 866	4.7
Debt service	740		721	–19	6 814		7 804	990	14.5
TOTAL	10 668		10 858	190	110 955		116 811	5 856	5.3

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenue and expenditure are established on an accrual basis of accounting. Revenue is recognized when earned and expenditure when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, by retirement plans and other employee future benefits, as well as by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

For the period of April 2021 to February 2022, net financial requirements amount to $6.3 billion and are due to:

  the $7.0-billion surplus resulting from the difference between government revenue and expenditure;

  the $8.3-billion financial requirements for investments, loans and advances, due primarily to an increase in short-term investments of $3.4 billion as part of overall cash management, as well as the growth in the consolidation value of government enterprises;(8)

  the $3.9-billion financial requirements related to government capital investments, mainly due to investments of $7.9 billion, offset by amortization expenses of $4.1 billion;(8)

  the $2.7-billion financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $6.1 billion, partially offset by the net cost of plans of $3.4 billion;(8)

  the $4.7-billion financial surplus from other accounts;(9)

  the $3.1-billion financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to February
	2020-2021	2021-2022
SURPLUS (DEFICIT)(3)	–2 169	7 025
Non-budgetary transactions
Investments, loans and advances	–14 186	–8 311
Capital investments	–3 352	–3 856
Retirement plans and other employee future benefits	–2 380	–2 704
Other accounts(9)	2 272	4 652
Deposits in the Generations Fund	–2 912	–3 085
Total non-budgetary transactions	–20 558	–13 304
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–22 727	–6 279

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2021 BUDGET

BUDGET FORECASTS FOR 2021-2022
(millions of dollars)
	March 2021		March 2022
	budget	Adjustments	budget	(10)	Change (%)	(11)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	35 921	3 173	39 094		11.7
Contributions for health services	6 796	221	7 017		9.7
Corporate taxes	8 013	3 971	11 984		33.9
School property tax	1 113	–33	1 080		–6.6
Consumption taxes	23 325	1 211	24 536		14.8
Tax revenue	75 168	8 543	83 711		14.9
Duties and permits	4 853	832	5 685		23.2
Miscellaneous revenue	10 989	35	11 024		11.5
Other own-source revenue	15 842	867	16 709		15.3
Total own-source revenue excluding revenue from government enterprises	91 010	9 410	100 420		14.9
Revenue from government enterprises	4 658	836	5 494		22.3
Total own-source revenue	95 668	10 246	105 914		15.3
Federal transfers	26 899	2 648	29 547		–3.8
Total consolidated revenue	122 567	12 894	135 461		10.5
CONSOLIDATED EXPENDITURE
Santé et Services sociaux	–52 358	–5 868	–58 226		6.4
Éducation	–18 312	44	–18 268		7.9
Enseignement supérieur	–9 491	358	–9 133		9.6
Other portfolios(7)	–41 763	–3 528	–45 290		15.8
Portfolio expenditures	–121 924	–8 993	–130 917		9.9
Debt service	–8 563	122	–8 441		9.8
Total consolidated expenditure	–130 487	–8 871	–139 358		9.9
Provision for economic risks and other support and recovery measures	–1 250	1 250	—		—
SURPLUS (DEFICIT)(3)	–9 170	5 273	–3 897		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 080	–377	–3 457		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–12 250	4 896	–7 354		—
Use of the stabilization reserve	—	1 221	1 221		—
BUDGETARY BALANCE(4)	–12 250	6 117	–6 133		—

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five public service missions. This breakdown of the government’s expenditures into its main areas of activity is a stable indicator over time because it is usually not influenced by Cabinet shuffles. Moreover, since this breakdown is also used in public accounts, its presentation in the Monthly Report on Financial Transactions allows for a better monitoring of actual results over the course of the year.

The public service missions are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last-resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists mainly of the activities of legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	February			April to February
	2021	(6)	2022	2020-2021	(6)	2021-2022
Health and Social Services	4 621		4 600	47 327		50 633
Education and Culture	2 492		2 518	23 536		24 819
Economy and Environment	1 316		1 516	13 832		14 222
Support for Individuals and Families	739		791	10 441		11 469
Administration and Justice	760		712	9 005		7 864
TOTAL	9 928		10 137	104 141		109 007

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Change in the application of the accounting standard respecting transfer payments

The Québec government contributes to the funding of public infrastructure owned by third parties. In most cases, funding is provided through annual transfers paid according to a schedule that corresponds to the rate of repayment of the loans contracted by the recipients to carry out the projects.

For these infrastructure projects, the government changed the application of PS 3410, Transfer payments, to account for transfer expenditures based on the period of completion of eligible work by transfer recipients. Previously, transfer expenditures were recorded at the rate of disbursements authorized by Parliament and the balance of funded work was reported in contractual obligations. This change results in more timely recognition of transfer expenditures in the government’s consolidated financial statements.

In this monthly report, the estimated impact of this change has been accounted for retroactively and is included in the consolidated expenditures. The Public Accounts 2020-2021 present the final impact of the application of the accounting standard, including on the government’s accumulated deficit as at March 31, 2021.

Notes

(1)	A summary of the government’s accounting policies can be found on pages 74 to 77 of Volume 1 of the Public Accounts 2020-2021.
(2)	Portfolio expenditures include the impact of the change in the application of the accounting standard respecting transfer payments.
(3)	Balance as defined in the Public Accounts.
(4)	Budgetary balance within the meaning of the Balanced Budget Act.
(5)	Consolidated expenditures by mission are presented in Appendix 2.
(6)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2021-2022 budgetary structure.
(7)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(8)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(9)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(10)	The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the Québec Budget Plan – March 2022.
(11)	This is the annual change compared to results in 2020-2021.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.